Exhibit 3.4
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MABVAX THERAPEUTICS HOLDINGS, INC.

MabVax Therapeutics Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the Corporation is MabVax Therapeutics Holdings, Inc. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 20, 1988.  The date of filing of the Corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was September 8, 2014.

SECOND: The Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments (“Certificate of Amendment”) to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article IV of the Company’s Certificate of Incorporation shall be amended by adding the following section to the end of Article IV, Section A, that reads as follows:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this amendment to the Corporation’s Amended and Restated Certificate of Incorporation, each 7.4 shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”

THIRD: The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

FIFTH: Following filing with the Secretary of State of the State of Delaware, this Certificate of Amendment shall be effective as of 4:01 pm, New York City time on August [___], 2016.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by J. David Hansen, its Chief Executive Officer, this [__] day of August, 2016.

MabVax Therapeutics Holdings, Inc.

By: Name: J. David Hansen Title: Chief Executive Officer